Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 10 DATED JANUARY 23, 2025
TO THE PROSPECTUS DATED APRIL 16, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 16, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of February 1, 2025;
•to disclose the calculation of our December 31, 2024 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the prospectus.

Portfolio Update

For the month ended December 31, 2024, BREIT’s Class I NAV per share was $13.71 and Class I total return was (1.1)% (not annualized).1

BREIT continues to actively develop new data centers through its QTS platform. As of December 31, 2024, these data center developments are 100% pre-leased, in substantially all cases to investment grade tenants, and upon completion will generate aggregate incremental annual revenues for BREIT of $864 million in their first year of operation. All such revenues are under triple net lease arrangements where tenants are generally responsible for property operating expenses, or leases where tenants are responsible for the vast majority of property operating expenses.

On or around February 11, 2025, the Company expects to publish its 2024 Year-End Update for stockholders, which will be available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

Additionally, 96% of distributions for the year ended December 31, 2024 were characterized as return of capital for federal income tax purposes.

February 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2025 (and repurchases as of January 31, 2025) is as follows:

Transaction Price (per share)
Class S	$13.7045
Class I	$13.7133
Class T	$13.4809
Class D	$13.3892
Class C	$15.0145
The February 1 transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

December 31, 2024 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our
1 BREIT’s Class D NAV per share was $13.39, Class S NAV per share was $13.70, Class T NAV per share was $13.48 and Class C NAV per share was $15.01. BREIT’s Class D total return was (1.1)%, Class S total return was (1.2)%, Class T total return was (1.2)%, and Class C total return was (1.1)% for December 2024.

toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since December 31, 2024 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for December 31, 2024 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2024 ($ and shares in thousands):

Components of NAV	December 31, 2024
Investments in real estate(1)	$100,702,715
Investments in real estate debt	6,663,312
Investments in unconsolidated entities(2)	13,505,404
Cash and cash equivalents	1,883,867
Restricted cash	879,662
Other assets	4,010,922
Mortgage notes, term loans, and revolving credit facilities, net	(60,456,778)
Secured financings on investments in real estate debt	(3,624,698)
Subscriptions received in advance	(143,029)
Other liabilities	(3,246,777)
Accrued performance participation allocation	—
Management fee payable	(56,401)
Accrued stockholder servicing fees(3)	(14,132)
Non-controlling interests in joint ventures	(6,137,245)
Net asset value	$53,966,822
Number of outstanding shares/units	3,939,995
_____________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $89.4 billion allocable to us and $11.3 billion allocable to third-party joint venture interests in such investments as of December 31, 2024.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of December 31, 2024, our allocable share of the gross real estate asset value held by such entities was $25.7 billion.
(3)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2024, the Company has accrued under GAAP $0.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2024 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$18,357,757	$29,690,239	$592,366	$1,860,371	$42,761	$3,423,328	$53,966,822
Number of outstanding shares/units	1,339,547	2,165,077	43,941	138,946	2,848	249,636	3,939,995
NAV Per Share/Unit as of December 31, 2024	$13.7045	$13.7133	$13.4809	$13.3892	$15.0145	$13.7133
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the December 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.4%	5.5%
Industrial	7.6%	5.7%
Net Lease	7.5%	5.6%
Hospitality	10.8%	9.1%
Data Centers	7.6%	6.1%
Self Storage	8.1%	6.6%
Office	7.3%	5.3%
Retail	7.8%	6.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.8%	+1.7%	+0.9%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.7)%	(0.6)%	(1.7)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+3.3%	+2.7%	+1.5%	+1.1%	+2.2%	+3.5%	+2.5%
(weighted average)	0.25% increase	(2.6)%	(3.0)%	(2.5)%	(1.4)%	(0.9)%	(2.0)%	(3.1)%	(2.3)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2024 ($ and shares in thousands):

Components of NAV	November 30, 2024
Investments in real estate(1)	$102,643,271
Investments in real estate debt	6,676,030
Investments in unconsolidated entities(2)	13,180,571
Cash and cash equivalents	1,486,264
Restricted cash	887,720
Other assets	4,074,821
Mortgage notes, term loans, and revolving credit facilities, net	(60,573,617)
Secured financings on investments in real estate debt	(3,721,469)
Subscriptions received in advance	(122,970)
Other liabilities	(3,368,999)
Accrued performance participation allocation	—
Management fee payable	(57,408)
Accrued stockholder servicing fees(3)	(13,940)
Non-controlling interests in joint ventures	(6,157,357)
Net asset value	$54,932,917
Number of outstanding shares/units	3,951,125
__________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $91.2 billion allocable to us and $11.4 billion allocable to third-party joint venture interests in such investments as of November 30, 2024.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of November 30, 2024, our allocable share of the gross real estate asset value held by such entities was $25.4 billion.

(3)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2024, the Company has accrued under GAAP $0.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2024 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$18,706,318	$30,199,412	$611,147	$1,896,049	$42,680	$3,477,311	$54,932,917
Number of outstanding shares/units	1,344,777	2,169,559	44,661	139,502	2,812	249,814	3,951,125
NAV Per Share/Unit as of November 30, 2024	$13.9104	$13.9196	$13.6843	$13.5916	$15.1793	$13.9196
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 900,920,091 shares of our common stock (consisting of 331,057,264 Class S Shares, 440,129,501 Class I Shares, 17,094,258 Class T Shares, and 112,639,068 Class D Shares) in the primary offering for total proceeds of $13.3 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 207,082,544 shares of our common stock (consisting of 89,267,309 Class S Shares, 97,874,750 Class I Shares, 4,391,414 Class T Shares, and 15,549,071 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $3.0 billion. As of December 31, 2024, our aggregate NAV was $54.0 billion. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following disclosure supersedes and replaces the “Cautionary Note Regarding Forward-Looking Statements” section of the Prospectus and all other similar disclosure in the Prospectus.

This prospectus contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” “identified” or other similar words or the negatives thereof. These may include our financial estimates and their underlying assumptions, statements about plans, objectives, intentions, and expectations with respect to positioning, including the impact of macroeconomic trends and market forces, future operations, repurchases, acquisitions, future performance and statements regarding identified but not yet closed acquisitions and pre-leased but not yet occupied development properties. Such forward-looking statements are inherently subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors also include but are not limited to those described under the section entitled “Risk Factors” in this prospectus and our annual report for the most recent fiscal year, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or our other filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.